                                                                    Exhibit 23.1


              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the incorporation by reference in the Registration Statements on Forms S-8 pertaining to certain shares of KeraVision, Inc. common stock issuable to the holders of Series B convertible preferred stock, the 1997 Employee Stock Option Plan, the 1995 Directors' Stock Option Plan, the 1995 Employee Stock Purchase Plan, the 1995 Stock Plan and the 1987 Stock Option Plan of KeraVision, Inc. of our report dated February 4, 2000 (except for the third paragraph of Note 1, as to which the date is October 10, 2000), with respect to the consolidated financial statements and schedule of KeraVision, Inc. included in the Annual Report (Form 10-K/A) for the year ended December 31, 1999.


                                                /s/ Ernst & Young LLP


San Jose, California
October 10, 2000